

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 17, 2008

By U.S. mail and facsimile to (972) 562-3644

Mr. Frank J. Bilban
Vice President – Finance, Chief Financial Officer, Treasurer and Secretary
Encore Wire Corporation
1329 Millwood Road
McKinney, TX 75069

> **RE:** **Encore Wire Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 0-20278**

Dear Mr. Bilban:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief